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                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of February, 2001

                                 ViryaNet Ltd.
                (Translation of registrant's name into English)


                            5 Kiryat Hamada Street
                        Science Based Industries Campus
                          P.O. Box 23052, Har Hotzvim
                            Jerusalem 91230, Israel
                   (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F  [X]          Form  40-F  [_]
                           -----                    -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes  [_]               No  [X]
                     -----                 -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.
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     Attached hereto are the Company's press releases as follows:

     (i) Press release, issued February 13, 2001, entitled "ViryaNet Names Win Burke CEO."

     (ii) Press release, issued February 13, 2001, entitled "ViryaNet Reports Strong Fourth Quarter Results."
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                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      VIRYANET LTD.




Date:  February 16, 2001              By: /s/ Winfried A. Burke
                                         ----------------------
                                      Name:  Winfried A. Burke
                                      Title: President and Chief
                                             Executive Officer

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                                 Exhibit Index


           Exhibit No.        Description
           -----------        -----------

              99.1 Press release issued by the Company on February 13, 2001 entitled "ViryaNet Names Win Burke CEO"

              99.2 Press release issued by the Company on February 13, 2001 entitled "ViryaNet Reports Strong Fourth Quarter Results"